Exhibit 4.2

DESCRIPTION OF CAPITAL STOCK

The following is a summary of all the material characteristics of our capital stock as set forth in our articles of incorporation and bylaws. The summary does not purport to be complete and is qualified in its entirety by reference to our articles of incorporation and bylaws, and to the provisions of the Revised Statutes of the State of Nevada, as amended.

We are authorized to issue 2,000,000,000 shares of common stock par value $0.001 per share.  As of the date hereof, there were 183,983,122 shares of our common stock issued and outstanding. The outstanding shares of our common stock are validly issued, fully paid and nonassessable.

We are authorized to issue up to 50,000,000 shares of preferred stock, par value $0.001 per share.  Of these shares of preferred stock, 25,000 are designated as series A convertible preferred stock (the “Series A Preferred Stock”). As of the date hereof, there were 25,000 shares of Series A Preferred Stock outstanding.

Common Stock

The holders of our common stock have equal ratable rights to dividends from funds legally available therefore, when, as and if declared by our board of directors. Holders of common Stock are also entitled to share ratably in all of our assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs.

The holders of shares of our common stock do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and in such event, the holders of the remaining shares will not be able to elect any of our directors. The holders of 50% of the outstanding common stock constitute a quorum at any meeting of shareholders, and the vote by the holders of a majority of the outstanding shares or a majority of the shareholders at a meeting at which quorum exists are required to effect certain fundamental corporate changes, such as liquidation, merger or amendment of our articles of incorporation.

Except as otherwise required by law or as may be provided by the resolutions of the Board of Directors authorizing the issuance of common stock, all rights to vote and all voting power shall be vested in the holders of common stock. Each share of common stock shall entitle the holder thereof to one vote.

Except as may be provided by the resolutions of the Board of Directors authorizing the issuance of common stock, cumulative voting by any shareholder is expressly denied.

Upon any liquidation, dissolution or winding-up of the corporation, whether voluntary or involuntary, the remaining net assets of the company shall be distributed pro rata to the holders of the common stock.

Preferred Stock

Our preferred stock may be issued in one or more classes or series by the board of directors, who has the authority to designate the rights, preferences and other aspects of each class or series of preferred stock, without further vote or action by the shareholders. If shares of preferred stock with voting rights are issued, such issuance could affect the voting rights of the holders of our common stock by increasing the number of outstanding shares having voting rights, and by the creation of class or series voting rights. If the Board of Directors authorized the issuance of shares of preferred stock with conversion rights, the number of shares of common stock outstanding could potentially be increased by up to the authorized amount. Issuance of preferred stock could, under certain circumstances, have the effect of delaying or preventing a change in control of our company and may adversely affect the rights of the holders of our common stock. Also, preferred stock could have preferences over our common stock (and other series of preferred stock) with respect to dividend and liquidation rights. We currently have no plans to issue any preferred stock.

Series A Preferred Stock

There are 25,000 shares of Series A Preferred Stock issued and outstanding. Each share of Series A Preferred Stock has a stated value of $1,000, for an aggregate value of $25 million.

In the event that the company is liquidated, dissolved or wound up, then before any distribution or payment is made to the holders of any common stock or any other class or series of junior stock, the holders of Series A Preferred Stock are entitled to receive liquidating distributions in an amount equal to the stated value for each share of Series A Preferred Stock held by such holders.

 Each holder shall be entitled to vote on an “as converted” basis with holders of outstanding shares of our common stock, voting together as a single class, with respect to any and all matters presented to the shareholders for their action or consideration. For so long as the holder shall continue to hold any shares of Series A Preferred Stock issued to it on the date of the Acquisition, the holder shall be entitled to elect a number of directors to the Board of Directors equal to a percentage determined by the number of Series A Preferred Stock beneficially owned by the holders, determined on an “as converted” basis, divided by the sum of the number of shares of common stock outstanding plus the number of Series A Preferred Stock outstanding on an “as converted” basis, provided, that the number of directors that the holders are entitled to elect shall never be less than a majority of our board of directors.

Each share of Series A Preferred Stock may be convertible at the holder’s option into shares of common stock of the company where the conversion price shall be the stated value of each share of Series A Preferred Stock divided by 80% of the volume-weighted average price (“VWAP”) of our common stock over the ten days immediately preceding the date of conversion. The conversion price will be subject to standard anti-dilution provisions in connection with any stock split, stock dividend, subdivision or similar reclassification of the common stock as well as carry full ratchet protection. The Preferred Stock is subject to a 19.9% beneficial ownership limitation,

As of January 1, 2026, the shares of Series A Preferred Stock shall be subject to redemption in cash at the option of the holder in an amount per share equal to the stated value plus all accrued and unpaid dividends thereon.

Transfer Agent and Registrar

The Transfer Agent and Registrar for our common stock is Computershare, 8742 Lucent Blvd., Suite 225, Highlands Ranch, CO 80129.